FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 033-71976

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Translation of registrant's name into English)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada   M5J 2N7
______________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F___X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _N/A___

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:       /s/ Paul Rivett
Name:  Paul Rivett
Title:    Vice President

Dated:   September 28, 2010

Exhibit Index

Exhibit                                Description

Ex-99.1                                News Release dated September 13, 2010 titled Fairfax Announces Quarterly Dividend on Series C, Series E and Series G Preferred Shares

Ex-99.2                                News Release dated September 19, 2010 titled Kipco and Fairfax Financial Partner in Growing North African and Middle Eastern Insurance Markets

Ex-99.3                                News Release dated September 22, 2010 titled Intention to Make a Normal Course Issuer Bid

Ex-99.4                                News Release dated September 27, 2010 titled Fairfax Announces Preferred share Issue

Ex-99.5                                News Release dated September 27, 2010 titled Fairfax Announces Increase to Preferred Share Issue